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                                                                       EXHIBIT A

                             CERTIFICATE PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Great-West Lifeco Inc. (the "Company"), does hereby certify, to such officer's knowledge, that:

         The Annual Report on Form 40-F for the year ended December 31, 1999 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

                              /s/ Raymond L. McFeetors
                              -----------------------------------------------
                              Name: Raymond L. McFeetors
                              Title: Co-President and Chief Executive Officer
                              Date: June 27, 2003

                              /s/ William W. Lovatt
                              -----------------------------------------------
                              Name: William W. Lovatt
                              Title: Executive Vice President and Chief
                                     Financial Officer
                              Date: June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Great-West Lifeco Inc. and will be retained by Great-West Lifeco Inc. and furnished to the Securities and Exchange Commission or its staff upon request.